                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                              -------------------

                              SONUS NETWORKS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


          OPTIONS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE PER SHARE,
               HAVING AN EXERCISE PRICE OF $0.67 OR MORE PER SHARE
                         (Title of Class of Securities)

                              -------------------

                                    835916107
                      (CUSIP Number of Class of Securities)


                                 HASSAN M. AHMED
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SONUS NETWORKS, INC.
                                 5 CARLISLE ROAD
                          WESTFORD, MASSACHUSETTS 01886
                             TELEPHONE: 978-392-8100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                   COPIES TO:

       CHARLES J. GRAY, ESQ.                        JOHAN V. BRIGHAM, ESQ.
         GENERAL COUNSEL                          MATTHEW J. CUSHING, ESQ.
       SONUS NETWORKS, INC.                        BINGHAM MCCUTCHEN LLP
        5 CARLISLE ROAD                             150 FEDERAL STREET
    WESTFORD, MASSACHUSETTS 01886                 BOSTON, MASSACHUSETTS 02110
     TELEPHONE: 978-392-8100                      TELEPHONE: 617-951-8000
     TELECOPY: 978-392-8182                       TELECOPY: 617-951-8736

                            CALCULATION OF FILING FEE

===============================================================================
  TRANSACTION VALUATION*                             AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
       741,188                                           $66.60
===============================================================================

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 14,477,487 shares of common stock of Sonus Networks, Inc. having a weighted average exercise price of $10.21 per share will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $68.19         Filing Party: Sonus Networks, Inc.
     Form or Registration No.: Schedule TO    Date Filed:   October 16, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

       |_|  third party tender offer subject to Rule 14d-1.

       |X|  issuer tender offer subject to Rule 13e-4.

       |_|  going-private transaction subject to Rule 13e-3.

       |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                              -------------------

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                             INTRODUCTORY STATEMENT


       This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 16, 2002, and subsequently amended on October 17, 2002 (as so amended, the "Schedule TO"), relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of $0.67 or more per share, for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated October 16, 2002 (the "Offer to Exchange").

OFFER TO EXCHANGE.

1. Items 1-12, as applicable, of the Schedule TO are hereby amended by deleting in its entirety from the Offer to Exchange each reference to and disclosure regarding the telecom technologies, inc. Amended and Restated 1998 Equity Incentive Plan (the "TTI Plan"), holders of options granted under the TTI Plan, the Option Plan Funding and Escrow Agreement by and among Anousheh and Hamid Ansari and Sonus (the "Ansari Agreement") and the Amended Ansari Agreement, and amended and supplemented by modifying the disclosure throughout the Offer to Exchange to make it clear that outstanding options granted under the TTI Plan are not eligible for exchange, as the Offer has been withdrawn with respect to all Options granted under the TTI Plan.

2. Items 1-12, as applicable, of the Schedule TO are hereby amended by revising all appropriate dates throughout the Offer to Exchange to reflect the extension of the Offer to November 22, 2002.

ITEM 1.  SUMMARY TERM SHEET.

1. Item 1 of the Schedule TO is hereby amended and supplemented by deleting in their entirety the second and third sentences of the second paragraph on page 7 of the Offer to Exchange, under the heading "Q23. What happens if I elect not to surrender any options pursuant to this offer", which were previously incorporated by reference into the Schedule TO, and replacing them with the following sentences:

            "While we intend to accept for exchange all tendered options to the extent that the conditions to the exchange for such class of options have been satisfied, we have reserved this right in an effort to protect the tax status of incentive stock options in view of IRS Private Letter Ruling No. 9129048, dated April 24, 1991. In this ruling, another company's option exchange program, which allowed employees holding incentive stock options to voluntarily agree to cancel them and to exchange them for new options, was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). We believe that by reserving the right to reject any options surrendered for exchange, unlike the company whose offer was the subject of the 1991 Private Letter Ruling, we have structured our offer so as to mitigate the risk that the IRS would make a similar assertion with respect to our offer."

ITEM 2.  SUBJECT COMPANY INFORMATION.

1. Item 2(b) is hereby amended and supplemented by deleting paragraph (b) in its entirety and replacing it with the following paragraph:

            "(b) This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of requests to exchange outstanding options having an exercise price of $0.67 or more per share
            (the "Options") granted under the Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (the "1997 Plan") to purchase shares of the Company's common stock, $0.001 par value per share (the "Common Stock"), for new options (the "New Options") that will be granted under and subject to the 1997 Plan upon the terms and subject to the conditions described in the Offer to Exchange. Outstanding options granted under the TTI Plan are not eligible for exchange. This solicitation (the "Offer") excludes the class of options held by optionholders who are not employees of the Company or one of its wholly owned subsidiaries on the date the Offer expires and options held by the Company's executive officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, and members of the board of directors of the Company. As of September 30, 2002, in the aggregate, there are approximately 14,480,000 shares of Common Stock underlying the Options covered in this Offer. For each Option eligible to be exchanged, the Company will grant to the optionee a New Option exercisable for one share of Common Stock, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference."

2. Item 2(b) of the Schedule TO is hereby further amended and supplemented by deleting in their entirety the second and third sentences of the second paragraph on page 7 of the Offer to Exchange, under the heading "Q23. What happens if I elect not to surrender any options pursuant to this offer", which were previously incorporated by reference into the Schedule TO, and replacing them with the following sentences:

            "While we intend to accept for exchange all tendered options to the extent that the conditions to the exchange for such class of options have been satisfied, we have reserved this right in an effort to protect the tax status of incentive stock options in view of IRS Private Letter Ruling No. 9129048, dated April 24, 1991. In this ruling, another company's option exchange program, which allowed employees holding incentive stock options to voluntarily agree to cancel them and to exchange them for new options, was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). We believe that by reserving the right to reject any options surrendered for exchange, unlike the company whose offer was the subject of the 1991 Private Letter Ruling, we have structured our offer so as to mitigate the risk that the IRS would make a similar assertion with respect to our offer."

3. Item 2(b) of the Schedule TO is hereby further amended and supplemented by deleting in its entirety the second to last sentence of the third paragraph of
Section 5 on page 12 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO, and replacing it in its entirety with the following sentence:

            "Subject to our rights to extend, delay, terminate or amend this offer, we currently expect that we will accept promptly following the expiration date all properly tendered options that are not validly withdrawn, to the extent that the conditions to the exchange of such class of options have been satisfied."

4. Item 2(b) of the Schedule TO is hereby further amended and supplemented by deleting in its entirety the last sentence of the fourth paragraph of Section 5 on pages 12 and 13 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO, and replacing it with the following sentence:

            "This means that if you die, become totally and permanently disabled, terminate your employment with or without good reason or we terminate your employment with or without cause before the date when we grant the new options, then you will not receive anything for the options that you surrendered and we cancelled."

ITEM 4.  TERMS OF THE TRANSACTION.

1. Item 4(a) of the Schedule TO is hereby amended and supplemented by deleting in their entirety the third and fourth sentences of the last paragraph on page 25 in Section 9 of the Offer to Exchange, in the risk factor entitled "Even if you elect not to participate in this offer, your incentive stock options may be affected," which were previously incorporated by reference to the Schedule TO, and replacing them with the following sentences:

            "In 1991, the IRS issued Private Letter Ruling No. 9129048, in which another company's option exchange program, which allowed employees holding incentive stock options to voluntarily agree to cancel them and to exchange them for new options, was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). This does not necessarily mean that our offer will be viewed the same way, and, in fact, we believe that, by reserving the right to reject any request that you may make to us to exchange your options, unlike the other company whose offer was the subject of the 1991 Private Letter Ruling, we have structured our offer so as to mitigate this risk."

2. Item 4(a) of the Schedule TO is hereby further amended and supplemented by deleting in their entirety the second and third sentences of the fifth paragraph on page 29 in Section 13 of the Offer to Exchange, under the bold heading "Consequences to Non-Tendering Holders of Incentive Stock Options," which were previously incorporated by reference to the Schedule TO, and replacing them with the following sentences:

            "While we intend to accept for exchange all tendered options to the extent that the conditions to the exchange for such class of options have been satisfied, we have reserved this right in an effort to protect for our employees the tax status of any incentive stock options that our employees decide not to tender in this offer. In 1991, the IRS issued Private Letter Ruling
            No. 9129048, in which another company's option exchange program, which allowed employees holding incentive stock options to voluntarily agree to cancel them and to exchange them for new options, was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). We believe that, by reserving the right to reject any request that you may make to us to exchange your options, unlike the company whose offer was the subject of the 1991 Private Letter Ruling, we have structured our offer so as to mitigate the risk that the IRS would make a similar assertion with respect to our offer."

3. Item 4(a) of the Schedule TO is hereby further amended and supplemented by adding the following paragraphs to Section 13 of the Offer to Exchange on page 29, immediately prior to the disclosure entitled "France: Material Tax Consequences for Employees who are Tax Residents in France", which was previously incorporated by reference into the schedule TO:

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            "CHINA: MATERIAL TAX CONSEQUENCES FOR EMPLOYEES WHO ARE TAX
            RESIDENTS IN CHINA.

                 This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. It is a general summary for employees who are tax residents in China of the tax consequences of the exchange of eligible options for new options under the offer. This discussion is based on the Chinese tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. ALL INTERNATIONAL OPTIONHOLDERS SHOULD CONSIDER OBTAINING PROFESSIONAL ADVICE REGARDING THE APPLICABILITY OF FOREIGN TAX LAWS.

                 Although the tax consequences associated with stock options in
            China are uncertain, you should not be subject to tax when you surrender your existing options or when you are granted new options. When you exercise or sell the new options, you may be subject to tax on the difference between the option price and the fair market value of the stock acquired on the exercise date or sold on the sale date.

                 Due to exchange control and securities law restrictions in the
            People's Republic of China, the terms of any new options will be modified. You will only be able to exercise your new options using the full cashless exercise method whereby the options are exercised without remitting any cash. You will not be entitled to receive and hold shares of our stock when you exercise your options and new options. Under the cashless method of exercise, the broker will immediately sell all of the shares that you purchase upon exercise of options and you will receive the cash proceeds from the sale, minus the exercise price and any taxes, withholding obligations, commissions and brokers' fees associated with the transaction."

4. Item 4(a) of the Schedule TO is hereby further amended and supplemented by adding the following sentence to the first full paragraph on page 30 of the Offer to Exchange, immediately after the first sentence, in the section of the disclosure entitled "France: Material Tax Consequences for Employees who are Tax Residents in France", which was previously incorporated by reference into the Schedule TO:

            "Under current law, you should not be subject to tax when you surrender your existing options in exchange for new options."

5. Item 4(a) of the Schedule TO is hereby further amended and supplemented by deleting in its entirety the first sentence of the second paragraph of each of the disclosures on pages 30 and 31 of the Offer to Exchange in the sections entitled "Germany: Material Tax Consequences for Employees who are Tax Residents in Germany", "Japan: Material Tax Consequences for Employees who are Tax Residents in Japan", "Singapore: Material Tax Consequences for Employees who are Tax Residents in Singapore" and "United Kingdom: Material Tax Consequences for Employees who are Tax Residents in the United Kingdom", which was previously incorporated by reference into the Schedule TO, and replacing each such sentence with the following sentences:

            "Under current law, you should not be subject to tax when you surrender your existing options in exchange for new options. In addition, you should not realize taxable income upon the grant of new options."

6. Item 4(a) of the Schedule TO is hereby further amended and supplemented by adding the following sentence to the end of the second paragraph of the section of the disclosure entitled "United Kingdom: Material Tax Consequences for Employees who are Tax Residents in the United Kingdom" on page 31 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO:

            "You will also be liable for the employee's National Insurance Charges ("NIC") on the proceeds at exercise if your earnings do not already exceed the maximum limit for NIC tax purposes."

7. Item 4(a) of the Schedule TO is hereby further amended and supplemented by deleting in their entirety the second and third sentences of the second paragraph on page 7 of the Offer to Exchange, under the heading "Q23. What happens if I elect not to surrender any options pursuant to this offer", which were previously incorporated by reference into the Schedule TO, and replacing them with the following sentences:

            "While we intend to accept for exchange all tendered options to the extent that the conditions to the exchange for such class of options have been satisfied, we have reserved this right in an effort to protect the tax status of incentive stock options in view of IRS Private Letter Ruling No. 9129048, dated April 24, 1991. In this ruling, another company's option exchange program, which allowed employees holding incentive stock options to voluntarily agree to cancel them and to exchange them for new options, was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). We believe that by reserving the right to reject any options surrendered for exchange, unlike the company whose offer was the subject of the 1991
            Private Letter Ruling, we have structured our offer so as to mitigate the risk that the IRS would make a similar assertion with respect to our offer."

8. Item 4(a) of the Schedule TO is hereby further amended and supplemented by deleting in its entirety the fifth sentence after the bold heading "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" in Section 3 on page 11 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO, and replacing it with the following sentence:

            "While we intend to accept for exchange all tendered options to the extent that the conditions to the exchange for such class of options have been satisfied, we have reserved this right in an effort to protect for our employees the tax status of any incentive stock options that our employees decide not to tender in this offer."

9. Item 4(a) of the Schedule TO is hereby further amended and supplemented by deleting in its entirety the second to last sentence of the third paragraph of
Section 5 on page 12 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO, and replacing it in its entirety with the following sentence:

            "Subject to our rights to extend, delay, terminate or amend this offer, we currently expect that we will accept promptly following the expiration date all properly tendered options that are not validly withdrawn, to the extent that the conditions to the exchange of such class of options have been satisfied."

10. Item 4(a) of the Schedule TO is hereby further amended and supplemented by adding the following clause to the end of the second to last sentence of the paragraph preceded by the bold heading "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" in Section 3 on page 11 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO:

            ", provided, however, that if we waive any of the conditions of this offer for any particular optionholder, we will waive such condition for all similarly-situated optionholders."

11. Item 4(a) of the Schedule TO is hereby further amended and supplemented by deleting in its entirety the last sentence of the fourth paragraph of Section 5 on pages 12 and 13 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO, and replacing it with the following sentence:

            "This means that if you die, become totally and permanently disabled, terminate your employment with or without good reason or we terminate your employment with or without cause before the date when we grant the new options, then you will not receive anything for the options that you surrendered and we cancelled."

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

1. Item 6(b) of the Schedule TO is hereby amended and supplemented by deleting in its entirety the second to last sentence of the third paragraph of Section 5 on page 12 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO, and replacing it in its entirety with the following sentence:

            "Subject to our rights to extend, delay, terminate or amend this offer, we currently expect that we will accept promptly following the expiration date all properly tendered options that are not validly withdrawn, to the extent that the conditions to the exchange of such class of options have been satisfied."

2. Item 6(b) of the Schedule TO is hereby further amended and supplemented by deleting in its entirety the last sentence of the fourth paragraph of Section 5 on pages 12 and 13 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO, and replacing it with the following sentence:

            "This means that if you die, become totally and permanently disabled, terminate your employment with or without good reason or we terminate your employment with or without cause before the date when we grant the new options, then you will not receive anything for the options that you surrendered and we cancelled."

ITEM 10. FINANCIAL STATEMENTS

1. Item 4(a) of the Schedule TO is hereby amended and supplemented by deleting in their entirety the third and fourth sentences of the last paragraph on page 25 in Section 9 of the Offer to Exchange, in the risk factor entitled "Even if you elect not to participate in this offer, your incentive stock options may be affected," which were previously incorporated by reference to the Schedule TO, and replacing them with the following sentences:

            "In 1991, the IRS issued Private Letter Ruling No. 9129048, in which another company's option exchange program, which allowed employees holding incentive stock options to voluntarily agree to cancel them and to exchange them for new options, was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). This does not necessarily mean that our offer will be viewed the same way, and, in fact, we believe that, by reserving the right to reject any request that you may make to us to exchange your options, unlike the other company whose offer was the subject of the 1991 Private Letter Ruling, we have structured our offer so as to mitigate this risk."

ITEM 12. EXHIBITS.

       Item 12 of the Schedule TO is hereby amended so as to amend and restate the following exhibits in their entirety:

EXHIBIT NO.

(a)(1) Offer to Exchange Outstanding Stock Options, dated October 16, 2002, including Summary Term Sheet.

(a)(2)      Form of Statement of Stock Option Grants and Election Form.

(a)(3)      Form of Notice of Withdrawal.

(a)(4)      Form of Promise to Grant Stock Options.

(a)(6)      Form of Email Confirmation of Receipt of Election Form.


       Item 12 of the Schedule TO is hereby further amended and supplemented so as to add the following new exhibits:

(a)(7) Form of Email Notice to Holders of Stock Options granted under the TTI Plan Withdrawing the Offer with respect to all such Options.

(a)(8) Form of Email Notice to Holders of Stock Options granted under the 1997 Plan regarding the extension of the Offer to November 22, 2002.

       The amended and restated exhibits and the new exhibits are attached hereto.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Date: November 12, 2002                 SONUS NETWORKS, INC.


                                        By: /s/ HASSAN M. AHMED
                                           -----------------------------------
                                           Hassan M. Ahmed
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER